

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2021

Jessica Thomas
Chief Financial Officer
Soluna Holdings, Inc
325 Washington Avenue Extension
Albany, NY 12206

>   **Re: Soluna Holdings, Inc**
>   **Registration Statement on Form S-3**
>   **Filed November 30, 2021**
>   **File No. 333-261427**

Dear Ms. Thomas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Angela Gomes